

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
Mr. Liang Wei Wang
President
Advento, Inc.
8 Jiang gang Qu, Ste 402
Hangzhou, China 310000

> **Re:** **Advento, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2011**
> **File No. 333-174607**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that Advento, Inc. is a development stage company that has no revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements for selling its products, and no current business activity. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise

the registration statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Advento, Inc. and this offering.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

3. Throughout your registration statement, you sometimes refer to "existing stockholders," "officers," and "directors." Please revise the registration statement as appropriate to remove any indication that you have more than one existing stockholder, officer, and director.

Calculation of Registration Fee Table, page 2

4. In note one to the table, please disclose which provision of Securities Act Rule 457 you relied upon in calculating the registration fee. Additionally, please reference the Securities Act of 1933 rather than the Securities Act of 1993.

Prospectus Summary, page 5

The Offering, page 5

5. In the reference to risk factors, please disclose the page number on which the risk factors section begins.

Risk Factors, page 6

Risks Associated with This Offering, page 10

Our president, Mr. Wang does not have any prior experience . . . , page 10

6. We note your statement that your president does not have any experience conducting a best-efforts offering. Please disclose whether he has any experience conducting any type of offering.

Due to the lack of a trading market for our securities . . . , page 11

7. Please revise this risk factor to disclose that there is no guarantee you will find a market maker willing to file an application for your common stock to be quoted on the OTCBB.

Dilution, page 12

8. It seems as if the last paragraph on page 14 should appear in the "Use of Proceeds" section rather than in the "Dilution" section. Please revise the registration statement as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 15

9. Given your limited resources and lack of revenue since inception of August 4, 2010, please amend your filing to disclose whether Mr. Wang, your sole officer and director, has had any discussions with other entities regarding a possible acquisition or merger with another company or business.

10. In the second paragraph, we note your disclosure that your president has informally agreed to advance funds to you. Please disclose whether such funds, if advanced, will be subject to repayment. If the advanced funds will be subject to repayment, please disclose the terms upon which repayment shall be made.

Plan of Operation, page 15

11. In the last paragraph on page 16, you state that you may need to obtain additional financing to operate for the 12 months following completion of your public offering. Please explain what additional financing you may need to obtain. In this regard, we note you expect to realize $100,000 in proceeds upon a successful completion of this offering, an amount that is more than three times the minimum amount you disclose you will need for the next 12 months.

Liquidity and Capital Resources, page 17

12. In the last sentence on page 17, you state that your available cash reserves are not sufficient for you to "remain operational." Please revise this sentence as your use of the word "remain" gives the impression that you are currently operational when you have not yet commenced your business operations.

13. In the sixth paragraph on page 18, you discuss private offerings "as described herein." The disclosure in this paragraph suggests you are either contemplating or conducting a private offering while other disclosures indicate you currently have no plans for financing other than through the offer of securities included in the registration statement. Please revise your disclosures as appropriate.

Description of Business, page 19

General, page 19

14. Please revise the third sentence of the first paragraph to clarify the statement you are attempting to make in this sentence. As written, the sentence is incoherent.

15. In the fourth sentence, you state that you have "recently begun [y]our current operations." Other disclosures in your registration statement suggest that you will not commence operations until completion of this offering. Please revise your disclosures as appropriate.

Certain Relationships and Related Transactions, page 24

16. Please disclose the purpose for the $179 advance Mr. Wang made to the company.

Security Ownership of Certain Beneficial Owners and Management, page 25

17. Please revise the disclosure in note one to the table so that it accurately reflects the specific information presented in the table. In this regard, we note that Mr. Wang appears to directly own 100% of the outstanding common stock, but the penultimate sentence in note one indicates that this may not be true.

Plan of Distribution, page 25

Offering Period and Expiration Date, page 26

18. Please clarify that the offering will continue for a period of 240 "days."

Experts, page 28

19. Please move your reference to the Loev Law Firm, PC from this section to the "Legal Matters" section, or have counsel consent to being named in this section. Additionally, please disclose counsel's address in the "Legal Matters" section. Refer to Paragraph 23 of Schedule A to the Securities Act of 1933, as amended.

Financial Statements, page 29

Report of Independent Registered Public Accounting Firm, page F-1

20. Please amend your filing to provide an audit opinion that states whether your statement of stockholders' equity is presented fairly.

Statement of Operations, Page F-3

21. You disclose on page 21 that you do not pay any rent to Mr. Wang and there is no agreement to pay any rent in the future. Although Mr. Wang does not charge you rent, rent expense should be reflected in your income statement to reflect all of your costs of doing business. Please amend your filing to report expenses of doing business. Refer to ASC 225-10-S99-3 for guidance.

Notes to Financial Statements, page F-6

Note 5. Related Party Transactions, page F-8

22. You state that a director loaned the company $174. Your disclosure on pages 17 and 24 states that Mr. Wang loaned the company $179. Please revise your disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David M. Loev
        The Loev Law Firm, PC